Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Three and Six Months Ended June 30, 2007 and 2006

(Amounts in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Basic - assumes no dilution:
Net income for the period	$23,166	$27,500	$46,434	$50,746
Weighted average number of common shares outstanding during the period	43,223	42,999	43,170	42,993

Net income per share – basic	$0.54	$0.64	$1.08	$1.18

Diluted - assumes full dilution:
Net income for the period	$23,166	$27,500	$46,434	$50,746
Interest expense, net of tax, on dilutive Senior Convertible Notes	92	272	279	949

Adjusted net income for the period	$23,258	$27,772	$46,713	$51,695

Weighted average number of common shares outstanding during the period	43,223	42,999	43,170	42,993
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	352	59	293	100
Common stock units related to Deferred Equity Compensation Plan for Directors	217	214	217	214
Common stock units related to Deferred Compensation Plan for Employees	217	148	217	148
Restricted common stock units related to Incentive Compensation Plan	340	254	340	254
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes	575	1,576	895	2,823

Total common and common equivalent shares adjusted to calculate diluted earnings per share	44,924	45,250	45,132	46,532

Net income per share – diluted	$0.52	$0.61	$1.04	$1.11